Filed Pursuant to Rule 424(b)(3)
Registration No. 333-212639

STRATEGIC STORAGE TRUST IV, INC.

SUPPLEMENT NO. 2 DATED June 21, 2019

TO THE PROSPECTUS DATED APRIL 19, 2019

This document supplements, and should be read in conjunction with, the prospectus of Strategic Storage Trust IV, Inc. dated April 19, 2019 and Supplement No. 1 dated May 16, 2019. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to disclose:

•	an update on the status of our public offering;
•	our determination of an estimated value per share and revised offering prices;
•	a revision to the cover page of our prospectus;
•	updates to our risk factors;
•	an update to our “Plan of Distribution” section of our prospectus;
•	the addition of a new section of our prospectus titled “Calculation of Estimated Net Asset Value Per Share”;
•	our third quarter of 2019 distribution declaration;
•	the amendment and restatement of our distribution reinvestment plan; and
•	a potential acquisition of a self storage facility in Redmond, Washington.

Status of Our Offering

On January 25, 2017, we sold $7.5 million in Class A shares, or approximately 360,577 Class A shares, to an institutional account investor pursuant to a private offering transaction. On March 17, 2017, our public offering was declared effective. As of June 14, 2019, in connection with our public offering, we have received gross offering proceeds of approximately $178.9 million, consisting of approximately $88.3 million from the sale of approximately 3.5 million Class A shares, approximately $72.7 million from the sale of approximately 3.0 million Class T shares, and approximately $17.9 million from the sale of approximately 0.8 million Class W shares. As of June 14, 2019, approximately $916.1 million in shares remained available for sale in our public offering, including shares available pursuant to our distribution reinvestment plan.

Determination of an Estimated Value Per Share and Revised Offering Prices

Overview

On June 20, 2019, our board of directors, upon recommendation of the nominating and corporate governance committee, approved an estimated value per share of $22.65 for our Class A, Class T, and

Class W shares based on the estimated value of our assets less the estimated value of our liabilities, or net asset value, divided by the number of shares outstanding on an adjusted fully diluted basis, calculated as of March 31, 2019. The estimated value per share was based upon a valuation conducted by Duff & Phelps, LLC, a third party valuation and advisory firm, based on the methodologies and assumptions described further below. As a result of the calculation of our estimated value per share, effective on June 21, 2019, the offering price of Class A shares will be $24.89 per share, the offering price of Class T shares will be $24.10 per share, and the offering price of Class W shares will be $22.65 per share. In addition, shares sold pursuant to our distribution reinvestment plan will be sold at $22.65 per share for Class A, Class T, and Class W shares, effective for distribution payments being paid beginning in August 2019. See “Calculation of Estimated Net Asset Value Per Share” below.

Process for Implementation of New Share Offering Prices

The new offering prices will take effect on June 21, 2019. Any subscriptions for Class A, Class T, or Class W shares received by Strategic Transfer Agent Services, LLC (“STAS”), our transfer agent, after June 20, 2019 will be purchased at the new offering prices.

Revision to Cover Page of Prospectus

The table on the cover of the prospectus is superseded in its entirety by the following, and all references to the offering prices, sales commissions, dealer manager fees, offering proceeds, and organization and offering expenses, and all amounts derived therefrom, throughout the prospectus shall be deemed to be updated to reflect the information contained in this table and accompanying footnotes:

	Price to Public	Sales Commissions*	Dealer Manager Fee*	Net Proceeds (Before Expenses)
Primary Offering
Per Class A Share	$24.89	$1.49	$0.75	$22.65
Per Class T Share	$24.10	$0.72	$0.72	$22.65
Per Class W Share	$22.65	$0.00	$0.00	$22.65
Total Maximum (1)	$1,000,000,000	$40,500,000	$27,000,000	$932,500,000

Distribution Reinvestment Plan
Per Class A Share	$22.65	$—	$—	$22.65
Per Class T Share	$22.65	$—	$—	$22.65
Per Class W Share	$22.65	$—	$—	$22.65
Total Maximum	$95,000,000	$—	$—	$95,000,000
(1)	Assumes $450 million in Class A shares, $450 million in Class T shares and $100 million in Class W shares are sold.
*

The maximum amount of sales commissions we will pay is 6% of the gross offering proceeds in our primary offering. The maximum amount of dealer manager fees we will pay is 3% of the gross offering proceeds in our primary offering. The amount of sales commissions differs among Class A shares, Class T shares and Class W shares. The sales commissions and, in some cases, the dealer manager fee, will not be charged or may be reduced with regard to shares sold to or for the account of certain categories of purchasers. The reduction in these fees will be accompanied by a reduction in the per share purchase price, except that shares sold under the distribution reinvestment plan will be sold at set prices as set forth above. See “Plan of Distribution.” We will also pay our dealer manager ongoing fees not shown in the table above, including (i) a monthly stockholder servicing fee for Class T shares that will accrue daily in the amount of 1/365th of 1% of the purchase price per share of Class T shares sold in our primary offering, and (ii) a monthly dealer manager servicing fee for Class W shares that will accrue daily in the amount of 1/365th of 0.5% of the purchase price per share of Class W shares sold in our primary offering. In the aggregate, underwriting compensation from all sources, including the sales commission, dealer manager fees, stockholder servicing fees and dealer manager servicing fees will not exceed the 10% limitation on underwriting compensation imposed by FINRA.

Updates to Risk Factors

The risk factor captioned “This is a fixed price offering and the offering price for each class of our shares was arbitrarily determined and may not accurately represent the current value of our assets at any particular time. Therefore, the purchase price you pay for shares of our common stock may be higher than the value of our assets per share of our common stock at the time of your purchase,” and the risk factor with the caption beginning “We will be required to disclose an estimated value per share of our common stock prior to, or shortly after, the conclusion of this offering, and such estimated value per share may be lower than the purchase price you pay for shares of our common stock in this offering” are hereby deleted in their entirety and replaced with the following:

We may only calculate the value per share for our shares annually and, therefore, you may not be able to determine the net asset value of your shares on an ongoing basis during this offering.

On June 20, 2019, our board of directors approved an estimated value per share for our Class A shares and Class T shares of $22.65 as of March 31, 2019. Our board of directors approved this estimated value per share pursuant to rules promulgated by FINRA, which, in our case, require us to disclose an estimated per share value of our shares based on a valuation no later than 150 days following the second anniversary of the date we received the gross offering proceeds in the private offering transaction. When determining the estimated value per share from and after 150 days following the second anniversary of the date we received the gross offering proceeds in the private offering transaction and annually thereafter, there are currently no SEC, federal and state rules that establish requirements specifying the methodology to employ in determining an estimated value per share; provided, however, that the determination of the estimated value per share must be conducted by, or with the material assistance or confirmation of, a third-party valuation expert or service and must be derived from a methodology that conforms to standard industry practice.

We intend to use this estimated per share value of our shares until the next net asset valuation approved by our board of directors, which we are required to approve at least annually. We may not calculate the net asset value per share for our shares more than annually. Therefore, you may not be able to determine the net asset value of your shares on an ongoing basis during this offering. See “Investment by Tax-Exempt Entities and ERISA Considerations — Annual Valuation Requirement.”

In determining our estimated value per share, we primarily relied upon a valuation of our portfolio of properties as of March 31, 2019. Valuations and appraisals of our properties are estimates of fair value and may not necessarily correspond to realizable value upon the sale of such properties, therefore our estimated net asset value per share may not reflect the amount that would be realized upon a sale of each of our properties.

For the purposes of calculating the estimated value per share, an independent third party appraiser valued our properties as of March 31, 2019. The valuation methodologies used to value our properties involved certain subjective judgments. See “Calculation of Estimated Net Asset Value Per Share.” Ultimate realization of the value of an asset depends to a great extent on economic and other conditions beyond our control and the control of our advisor and independent appraiser. Further, valuations do not necessarily represent the price at which an asset would sell, since market prices of assets can only be determined by negotiation between a willing buyer and seller. Therefore, the valuations of our properties and our investments in real estate related assets may not correspond to the timely realizable value upon a sale of those assets. Because the price you will pay for shares in this offering is primarily based on the estimated net asset value per share, you may pay more than realizable value when you purchase your shares or receive less than realizable value for your investment when you sell your shares.

The offering price of our shares may not be indicative of the price at which our shares would trade if they were actively traded.

Our board of directors determined the offering price of our shares based upon a number of factors but primarily based on the estimated per share value of our shares determined by our board of directors. See “Calculation of Estimated Net Asset Value Per Share.” There are no established criteria for valuing issued or outstanding shares of companies like us. Therefore, our offering price may not be indicative of either the price at which our shares would trade if they were listed on a national exchange or actively traded by brokers or of the proceeds that a stockholder would receive if we were liquidated or dissolved and the proceeds were distributed to our stockholders.

Our share price is primarily based on the estimated per share value of our shares, but also based upon subjective judgments, assumptions, and opinions by management, which may or may not turn out to be correct. Therefore, our share price may not reflect the precise amount that might be paid to you for your shares in a market transaction.

Our current share price is primarily based on our estimated value per share, which was based on an estimate of the value of our properties — consisting principally of illiquid commercial real estate — as of March 31, 2019. The valuation methodologies used by the independent appraiser retained by our board of directors to estimate the value of our wholly-owned self storage facilities as of March 31, 2019 involved subjective judgments, assumptions, and opinions, which may or may not turn out to be correct. In addition, our board of directors based our share price primarily on the estimated value per share which, although heavily reliant upon the independent appraisal, involved certain subjective judgments, assumptions, and opinions of management. As a result, our share price may not reflect the precise amount that might be paid to for your shares in a market transaction. See “Calculation of Estimated Net Asset Value Per Share” for more details about how our estimated per share value was calculated.

Update to “Plan of Distribution” Section

The “Volume Discounts (Class A Shares Only)” subsection of the “Plan of Distribution” section is hereby replaced in its entirety with the following:

We are offering, and participating broker-dealers and their registered representatives will be responsible for implementing, volume discounts to investors who purchase at least $500,000 in Class A shares from the same participating broker-dealer, whether in a single purchase or as the result of multiple purchases. Any reduction in the amount of the sales commissions as a result of volume discounts received may be credited to the investor in the form of the issuance of additional shares.

The volume discounts operate as follows:

Amount of Class A Shares Purchased	Commission Percentage	Price Per Share to the Investor	Amount of Commission Paid Per Share	Dealer Manager Fee	Net Offering Proceeds Per Share
Under $500,000	6%	$24.89	$1.49	$0.75	$22.65
$500,000 to less than $1,000,000	5%	$24.64	$1.24	$0.75	$22.65
$1,000,000 to less than $2,000,000	4%	$24.39	$1.00	$0.75	$22.65
$2,000,000 to less than $5,000,000	3%	$24.14	$0.75	$0.75	$22.65
$5,000,000 to less than $7,500,000	2%	$23.89	$0.50	$0.75	$22.65
$7,500,000 and over	1%	$23.64	$0.25	$0.75	$22.65

The reduced selling price per share and sales commissions are applied to the incremental dollar amounts falling within the indicated range only. All commission rates are calculated assuming a $24.89 price per Class A share. Thus, for example, an investment of $1,500,000 would result in a total purchase of approximately 60,878 Class A shares as follows:

•	Approximately 20,088 Class A shares at $24.89 per share (total: $500,000) and a 6.0% commission;
•	Approximately 20,291 Class A shares at $24.64 per share (total: $500,000) and a 5.0% commission; and
•	Approximately 20,498 Class A shares at $24.39 per share (total: $500,000) and a 4.0% commission.

In the above example, you will receive approximately 60,878 Class A shares instead of 60,265 Class A shares, the number of shares you would have received if you had paid $24.89 per Class A share for all shares purchased. The net offering proceeds we receive from the sale of Class A shares are not affected by volume discounts.

If you qualify for a particular volume discount as the result of multiple purchases of our shares, you will receive the benefit of the applicable volume discount for the individual purchase which qualified you for the volume discount, but you will not be entitled to the benefit for prior purchases. Additionally, once you qualify for a volume discount, you will receive the benefit for subsequent purchases. For this purpose, if you purchase shares issued and sold in this offering, you will receive the benefit of such share purchases in connection with qualifying for volume discounts in future offerings.

As set forth below, a “single purchaser” may combine purchases by other persons for the purpose of qualifying for a volume discount, and for determining commissions payable to participating broker-dealers. You must request that your share purchases be combined for this purpose by designating such on your subscription agreement. For the purposes of such volume discounts, the term “single purchaser” includes:

•	an individual, his or her spouse and their parents or children under the age of 21 who purchase the common shares for his, her or their own accounts;
•	a corporation, partnership, association, joint-stock company, trust fund or any organized group of persons, whether incorporated or not;
•	an employees’ trust, pension, profit-sharing or other employee benefit plan qualified under Section 401(a) of the Code; and
•	all commingled trust funds maintained by a given bank.

Any request to combine purchases of our shares will be subject to our verification that such purchases were made by a “single purchaser.”

Requests to combine subscriptions as part of a combined order for the purpose of qualifying for volume discounts must be made in writing by the participating broker-dealer, and any resulting reduction in commissions will be prorated among the separate subscribers. As with volume discounts provided to qualifying single purchasers, the net proceeds we receive from the sale of Class A shares will not be affected by volume discounts provided as a result of a combined order.

Regardless of any reduction in any commissions for any reason, any other fees based upon gross proceeds of the offering will be calculated as though the purchaser paid $24.89 per share. An investor qualifying for a volume discount will receive a higher percentage return on his or her investment than investors who do not qualify for such discount. Notwithstanding the foregoing, after you have acquired our Class A shares and if you are a participant in our distribution reinvestment plan, you may not receive a discount greater than 5% on any subsequent purchase of our shares. This restriction may limit the amount of the volume discounts available to you after your initial investment.

California and Minnesota residents should be aware that volume discounts will not be available in connection with the sale of shares made to such investors to the extent such discounts do not comply with the laws of California and Minnesota. Pursuant to this rule, volume discounts can be made available to California or Minnesota residents only in accordance with the following conditions:

•	there can be no variance in the net proceeds to us from the sale of the shares to different purchasers of the same offering;
•	all purchasers of the shares must be informed of the availability of volume discounts;
•	the minimum amount of shares as to which volume discounts are allowed cannot be less than $10,000;
•	the variance in the price of the shares must result solely from a different range of commissions, and all discounts allowed must be based on a uniform scale of commissions; and
•	no discounts are allowed to any group of purchasers.

Accordingly, volume discounts for California and Minnesota residents will be available in accordance with the foregoing table of uniform discount levels based on dollar amount of Class A shares purchased for single purchasers. However, no discounts will be allowed to any group of purchasers, and no subscriptions may be aggregated as part of a combined order for purposes of determining the dollar amount of shares purchased.

For sales of at least $7,500,000, our dealer manager may agree to waive all or a portion of the dealer manager fee such that some Class A shares purchased in any such transaction may be at a discount of up to 8% or $22.90 per share, reflecting a reduction in sales commissions from 6% to 1% as the result of volume discounts and an additional reduction of 3% due to the dealer manager’s waiver of its fee. The net offering proceeds we receive will not be affected by any such waiver of the dealer manager fee.

You should ask your financial advisor and broker-dealer about the ability to receive volume discounts through any of the circumstances described above.

Addition of “Calculation of Net Asset Value Per Share” Section

The following new section is hereby added to the prospectus immediately following the section titled “Selected Financial Data”:

CALCULATION OF ESTIMATED NET ASSET VALUE PER SHARE

Overview and Process

On June 20, 2019, our board of directors approved an estimated value per share for our Class A shares, Class T shares, and Class W shares of $22.65 based on the estimated value of our assets less the estimated value of our liabilities, or net asset value, divided by the number of shares outstanding on an adjusted fully diluted basis, calculated as of March 31, 2019. We are providing this estimated value per share to assist broker-dealers in connection with their obligations under applicable Financial Industry Regulatory Authority (“FINRA”) rules with respect to customer account statements and to assist fiduciaries in discharging their obligations under Employee Retirement Income Security Act (“ERISA”) reporting requirements. This valuation was performed in accordance with the provisions of Practice Guideline 2013-01, Valuations of Publicly Registered Non-Listed REITs, issued by the Investment Program Association (“IPA”) in April 2013 (the “IPA Guidelines”).

Our nominating and corporate governance committee (the “Committee”), comprised of our two independent directors, was responsible for the oversight of the valuation process, including the review and approval of the valuation process and methodology used to determine the estimated value per share, the consistency of the valuation methodology with real estate standards and practices, and the reasonableness of the assumptions used in the valuations and appraisals.

The Committee approved the engagement of Duff & Phelps, LLC (“Duff & Phelps”), an independent third party real estate valuation and advisory firm, to provide valuation services for our assets and liabilities. In connection therewith, Duff & Phelps provided values for each of our properties owned as of March 31, 2019 and a calculation of a range of the estimated value per share of our Class A shares, Class T shares, and Class W shares as of March 31, 2019. The scope of work conducted by Duff & Phelps was in conformity with the requirements of the Code of Professional Ethics and Standards of Professional Practice of the Appraisal Institute and each of the appraisals was prepared by Duff & Phelps personnel who are members of the Appraisal Institute and have the Member of Appraisal Institute (“MAI”) professional designation. Other than its engagement as described in this supplement, Duff & Phelps does not have any direct or indirect material interest in any transaction with us or our advisor, Strategic Storage Advisor IV, LLC. We do not believe that there are any material conflicts of interest between Duff & Phelps, on the one hand, and us or our advisor, on the other hand. We have agreed to indemnify Duff & Phelps against certain liabilities arising out of this engagement.

After considering all information provided, and based on the Committee’s extensive knowledge of our assets and liabilities, the Committee concluded that the range in estimated value per share of $21.40 to $24.02, with an approximate mid-range value per share of $22.65, as indicated in the valuation report provided by Duff & Phelps (the “Valuation Report”) was reasonable and recommended to the board of directors that it adopt $22.65 as the estimated value per share for our Class A shares, Class T shares, and Class W shares. The board of directors unanimously agreed upon the estimated value per share of $22.65 recommended by the Committee, which determination is ultimately and solely the responsibility of the board of directors.

The table below sets forth the calculation of our estimated value per share as of March 31, 2019:

March 31, 2019
Assets
Investments
Total stable & non-stable property values	$202,600,000
Additional Assets
Cash	12,167,509
Restricted Cash	27,192
Other Assets	11,325,582
Total Assets	$226,120,283

Liabilities
Mortgage notes payable & credit facilities - stable & non-stable properties	70,273,656
Mark-to-market on mortgage notes	81,404
Accounts payable and Accrued liabilities	2,124,630
Due to Affiliates	362,586
Incentive Distribution	–
Distributions Payable	795,064
Total Liabilities	$73,637,340

Net Asset Value (NAV)	$152,482,943

NAV Allocated to Class A shares	$80,388,224
Number of outstanding Class A shares(1)	3,548,876
NAV Per Share – Class A	$22.65

NAV Allocated to Class T shares	$57,741,646
Number of outstanding Class T shares	2,549,104
NAV Per Share – Class T	$22.65

NAV Allocated to Class W shares	$14,353,073
Number of outstanding Class W shares	633,641
NAV Per Share – Class W	$22.65

(1)	Includes outstanding units in our operating partnership (“OP Units”) and unvested restricted stock issued to our independent directors.

Methodology and Key Assumptions

In determining an estimated value per share, the board of directors considered information and analyses, including the Valuation Report provided by Duff & Phelps. Our goal in calculating an estimated value per share is to arrive at a value that is reasonable and supportable using what the board of directors deems to be appropriate valuation methodologies and assumptions. The following is a summary of the valuation methodologies and assumptions used by the board of directors to value our assets and liabilities.

Real Estate Properties

We engaged Duff & Phelps to provide an appraisal, as of March 31, 2019, of our 16 self storage properties (the “Appraised Properties”). Duff & Phelps’ opinion of value used in calculating the estimated value per share above is based on the individual asset values of each of the Appraised Properties in the portfolio on the valuation date in accordance with the IPA Guidelines. The appraisal was not intended to estimate or calculate our Company’s enterprise value. The appraisals were performed in accordance with the Uniform Standards of Professional Appraisal Practice, or USPAP, the real estate appraisal industry standards created by The Appraisal Foundation, as well as the requirements of the state where each real property is located. Each appraisal was reviewed, approved, and signed by an individual with the professional designation of MAI.

The scope of work by Duff & Phelps in performing the appraisal of the Appraised Properties included:

•

reviewing and relying upon data provided by us regarding the number of units, size, year built, construction quality, and construction type to understand the characteristics of the existing improvements and underlying land;

•	reviewing and relying upon data provided by us regarding rent rolls, lease rates and terms, real estate taxes, and operating expense data;
•	reviewing and relying upon balance sheet items provided by us, such as cash and other assets as well as debt and other liabilities;
•	reviewing and relying upon mortgage summaries and amortization schedules provided by us;
•	researching the market by means of publications and other resources to measure current market conditions, supply and demand factors, and growth patterns and their effect on the Appraised Properties;
•

utilizing the income capitalization approach as the primary indicator of value with support from an aggregation and review of sales comparables to test Duff & Phelps’s income appraisal for reasonableness; and

•

delivering a range of values with a midpoint estimate for each of the Appraised Properties, as well as the underlying assumptions used in the analysis, including capitalization rates, discount rates, growth rates, and others as appropriate.

The income capitalization approach is a valuation technique that provides an estimation of the value of an asset based on market expectations about the cash flows that an asset would generate over its remaining useful life. The income capitalization approach begins with an estimation of the annual cash flows a market participant would expect the subject asset to generate over a discrete projection period. The estimated cash flows for each of the years in the discrete projection period are then capitalized at an appropriate rate to derive an estimate of value (the “direct capitalization method”) or converted to their present value equivalent using a market-oriented discount rate appropriate for the risk of achieving the projected cash flows (the “discounted cash flow method”). In the discounted cash flow method, the present value of the estimated cash flows are then added to the present value equivalent of the residual value of the asset which is calculated based upon applying a terminal capitalization rate to the projected net operating income of the property at the end of the discrete projection period to arrive at an estimate of value. Duff & Phelps utilized the direct capitalization method for the Appraised Properties that were deemed stabilized and the discounted cash flow method for the Appraised Properties that were not deemed stabilized.

In utilizing the discounted cash flow method, Duff & Phelps estimated the value of the individual Appraised Properties primarily by using a multiple year discounted cash flow analysis. Duff & Phelps calculated the value of the individual Appraised Properties using our historical financial data and forecasts going forward, terminal capitalization rates and discount rates that fall within ranges Duff &

Phelps believes would be used by similar investors to value each of the Appraised Properties. The capitalization rates and discount rates were calculated utilizing methodologies that adjust for market specific information and national trends in self storage. As a test of reasonableness, Duff & Phelps compared the metrics of the valuation of the Appraised Properties to current market activity of self storage properties.

The sales comparison approach is a valuation technique that provides an estimation of value based on what other purchasers and sellers in the market have agreed to as price for comparable improved properties. The valuation process is a comparison and correlation between the subject asset and other similar assets. Considerations such as time and condition of sale and terms of agreements are analyzed for comparable assets and are adjusted to arrive at an estimation of the fair value of the subject asset. Duff & Phelps did not conduct a full analysis using the sales comparison approach, but did aggregate and review sales comparables to test its income approaches for reasonableness.

We acquired the Appraised Properties for an aggregate purchase price of approximately $185.6 million. As of March 31, 2019, the total appraised midpoint value of the individual Appraised Properties as provided by Duff & Phelps using the valuation method described above was approximately $202.6 million. This represents an approximate 9.2% increase in the total value of the Appraised Properties over the aggregate purchase price.

The following summarizes the range of overall capitalization rates used by Duff & Phelps to arrive at the estimated market values of the Appraised Properties valued using the direct capitalization method:

Assumption	Range in Values	Weighted Average Basis
Overall capitalization rate	5.00% to 5.75%	5.35%

The following summarizes the key assumptions that were used by Duff & Phelps to arrive at the estimated market value of the Appraised Properties valued using the discounted cash flow method:

Assumption	Range in Values	Weighted Average Basis
Terminal capitalization rate	5.25% to 6.75%	6.05%
Discount rate	6.50% to 8.25%	7.40%
Annual rent growth rate (market)	0.00% to 15.00%	4.83%
Annual expense growth rate	3.00%	3.00%
Holding period	1 to 2 years	N/A

While we believe that Duff & Phelps’ assumptions and inputs are reasonable, a change in these assumptions and inputs would change the estimated value of the Appraised Properties. Assuming all other factors remain unchanged, a decrease in the overall capitalization rate used for the properties valued using the direct capitalization method of 50 basis points, together with a decrease in the terminal capitalization rate used for the properties valued using the discounted cash flow method of 50 basis points would increase the value of the Appraised Properties to approximately $222.1 million. Similarly, an increase in the overall capitalization rate used for the properties valued using the direct capitalization method of 50 basis points, together with an increase in the terminal capitalization rate used for the properties valued using the discounted cash flow method of 50 basis points would decrease the value of the Appraised

Properties to approximately $186.6 million. Assuming all other factors remain unchanged, a decrease in the discount rate used for the properties valued using the discounted cash flow method of 50 basis points would increase the value of the Appraised Properties to approximately $203.2 million. Similarly, an increase in the discount rate used for the properties valued using the discounted cash flow method of 50 basis points would decrease the value of the Appraised Properties to approximately $201.9 million.

Mortgage Debt

The estimated value of the aggregate mortgage debt was equal to the aggregate amount of all principal balances outstanding as of March 31, 2019. The fair value of the aggregate mortgage debt was determined by Duff & Phelps using a discounted cash flow analysis. The cash flows were based on the remaining loan terms, and on estimates of current market interest rates for instruments with similar characteristics, including remaining loan term, loan-to-value ratio, and type of collateral. The value of the debt is calculated by comparing the contractual terms of the mortgage against market terms. Contractual cash flows are projected based on the mortgage terms. A market interest rate is estimated and used to discount the contractual cash flows to the valuation date. The resulting asset (below market) or liability (above market) is the value of the assumed debt as of the valuation date.

As of March 31, 2019, the fair value and aggregate amount of all principal balances outstanding of the mortgage debt were approximately $70.4 million and $70.3 million, respectively. Assuming all factors remain unchanged, a decrease in the market interest rates of 50 basis points would increase the fair value of the mortgage debt by approximately $0.1 million and an increase in the market interest rates of 50 basis points would decrease the fair value of the mortgage debt by approximately $0.1 million.

Other Assets and Liabilities

The carrying values of the majority of the other assets and liabilities were considered to equal their book value. Adjustments to exclude the GAAP basis carrying value of certain assets were made to other assets in accordance with the IPA Guidelines. Our liability related to stockholder servicing fees and dealer manager servicing fees has been valued using a liquidation value as of March 31, 2019. The estimated value per share for the Class T shares does not reflect any obligation to pay future stockholder servicing fees since such fees would cease upon liquidation. The estimated value per share for the Class W shares does not reflect any obligation to pay future dealer manager servicing fees since such fees would cease upon liquidation.

Incentive Distribution

The estimated value of the incentive distribution due to our advisor and its affiliates is based on 15% of the amount by which our net asset value plus distributions paid exceeds a return of stockholders’ capital plus a 6% cumulative, non-compounded, annual return to the stockholders. At the midpoint estimated value per share, Duff & Phelps assumed no payment of an incentive distribution to affiliates.

Limitations of Estimated Value Per Share

FINRA rules provide no guidance on the methodology an issuer must use to determine its estimated value per share. As with any valuation methodology, the methodology considered by the board of directors is based upon a number of estimates and assumptions that may not be accurate or complete. Different parties with different assumptions and estimates could derive a different estimated value per share, and these differences could be significant. Markets for real estate and real estate-related investments can fluctuate and values are expected to change in the future. The estimated value per share does not represent the fair value of our assets less our liabilities according to GAAP nor does it represent a liquidation value of our assets and liabilities or the amount at which our shares of common stock would trade on a national securities exchange.

Accordingly, with respect to the estimated value per share, we can give no assurance that:

•	a stockholder would be able to resell their shares at this estimated value;
•	a stockholder would ultimately realize distributions per share equal to the estimated value per share upon liquidation of the assets and settlement of the liabilities or a sale of our Company;
•	our shares of common stock would trade at the estimated value per share on a national securities exchange;
•	an independent third-party appraiser or other third-party valuation firm would agree with the estimated value per share; or
•	the methodology used to estimate our value per share will be in compliance with any future FINRA rules or ERISA reporting requirements.

Further, the estimated value per share is based on the estimated value of our assets less the estimated value of our liabilities divided by the number of shares outstanding on an adjusted fully diluted basis, calculated as of March 31, 2019. The estimated net asset value per share was based upon 6,731,621 shares of equity interests outstanding as of March 31, 2019, which was comprised of (i) 3,536,987 outstanding shares of Class A common stock, plus (ii) 2,549,104 outstanding shares of Class T common stock, plus (iii) 633,641 outstanding shares of Class W common stock, plus (iv) 8,889 outstanding OP Units, which OP Units are exchangeable on a one-for-one basis into shares of Class A common stock, plus (v) 3,000 shares of unvested restricted Class A common stock issued to our independent directors.

The value of our shares will fluctuate over time in response to developments related to individual assets in the portfolio and the management of those assets, and in response to the real estate and finance markets. We currently anticipate publishing a new estimated share value on an annual basis.

Third Quarter of 2019 Distribution Declaration

On June 10, 2019, our board of directors declared a daily distribution rate for the third quarter of 2019 of approximately $0.004281 per day per share on the outstanding shares of common stock payable to Class A, Class T and Class W stockholders of record of such shares as shown on our books at the close of business on each day of the period commencing on July 1, 2019 and ending September 30, 2019. In connection with this distribution, for the stockholders of Class T shares, after the stockholder servicing fee is paid, approximately $0.003618 per day will be paid per Class T share and for the stockholders of Class W shares, after the dealer manager servicing fee is paid, approximately $0.003969 per day will be paid per Class W share. Such distributions payable to each stockholder of record during a month will be paid the following month.

Amendment and Restatement of our Distribution Reinvestment Plan

On June 20, 2019, our board of directors approved the Amended and Restated Distribution Reinvestment Plan, which will replace our current distribution reinvestment plan, and is effective for distribution payments being paid beginning in August 2019. The Amended and Restated Distribution Reinvestment Plan sets the price for our shares to be equal to the estimated value per share of the Class A

Shares, Class T Shares, and Class W Shares approved by the board of directors and in effect on the date of purchase of the shares under the Amended and Restated Distribution Reinvestment Plan.

Potential Acquisition of a Property in Redmond, Washington

On June 6, 2019, a subsidiary of SmartStop Asset Management, LLC (our “Sponsor”), assigned its interest in a real estate contract to purchase a self storage facility in Redmond, Washington (the “Redmond Property”) to one of our subsidiaries.

The Redmond Property is a self storage facility that contains approximately 48,000 net rentable square feet of storage space and 350 rental units. The purchase price for the Redmond Property is approximately $11,500,000 million, plus closing and acquisition costs. We expect the acquisition of the Redmond Property to close in the third quarter of 2019. We expect to fund such acquisition with net proceeds from our public offering and potential future debt financing.

Pursuant to the Redmond Purchase Agreement, we will be obligated to purchase the Redmond Property only after satisfactory completion of agreed upon closing conditions. We will decide whether to acquire the Redmond Property generally based upon:

•	our ability to raise sufficient net proceeds from our initial public offering and obtain debt or other financing;
•	satisfactory completion of due diligence on the Redmond Property and the seller of the Redmond Property;
•	approval by our board of directors to purchase the Redmond Property;
•	satisfaction of the conditions to the acquisition in accordance with the Redmond Purchase Agreement; and
•	no material adverse changes relating to the Redmond Property, the seller of the Redmond Property or certain economic conditions.

There can be no assurance that we will complete the acquisition of the Redmond Property. In some circumstances, if we fail to complete the acquisition, we may forfeit up to approximately $150,000 in earnest money as a result.

Other properties may be identified in the future that we may acquire prior to or instead of the Redmond Property. Due to the considerable conditions to consummation of the acquisition of the Redmond Property, we cannot make assurance that the closing of the Redmond Property is probable.